  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 17, 2001
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                NX NETWORKS, INC.
             (Exact Name of Registrant as Specified in Its Charter)

             DELAWARE                                  54-1345159
(State or other Jurisdiction of         (I.R.S. Employer Identification Number)
Incorporation or Organization)

                          13595 DULLES TECHNOLOGY DRIVE
                             HERNDON, VIRGINIA 22071
                                 (703) 742-6000
          (Address and Telephone Number of Principal Executive Offices)

                                   JOHN DUBOIS
                             CHIEF EXECUTIVE OFFICER
                          13595 DULLES TECHNOLOGY DRIVE
                             HERNDON, VIRGINIA 22071
                                 (703) 742-6000
            (Name, Address and Telephone Number of Agent for Service)

                                 with copies to:

          JOHN T. CAPETTA                         JAY R. SCHIFFERLI
          KELLEY DRYE & WARREN LLP                GENERAL COUNSEL
          TWO STAMFORD PLAZA                      13595 DULLES TECHNOLOGY DRIVE
          281 TRESSER BOULEVARD                   HERNDON, VIRGINIA 22071
          STAMFORD, CONNECTICUT 06901             (703) 742-6000
          (203) 324-1400

     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. |_|

==========================================================================================================================

Title of Shares to be       Amount to be        Proposed Maximum           Proposed Maximum            Amount of
 Registered                 Registered       Aggregate Price Per Unit   Aggregate Offering Price    Registration Fee
==========================================================================================================================

Common Stock, $0.05         7,317,022                 $ 1.63(1)                $ 11,926,745.86(1)         $ 2,981.69(2)
    par value
==========================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and Rule 457(c) of the Securities Act, based upon the market value of our common stock as established by the average of the high and low sales prices of our common stock on January 10, 2001, which was $1.63.
(2) The registration fee has been calculated pursuant to Section 6(b) of the Securities Act by multiplying the aggregate offering amount of $11,926,745.86 by 0.00025.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                  SUBJECT TO COMPLETION, DATED JANUARY 17, 2001

                             PRELIMINARY PROSPECTUS

                                NX NETWORKS, INC.

              This prospectus relates to the offer of 7,317,022 shares of common stock of Nx Networks, Inc. that may be offered for sale by the security holders identified on page 14 of this prospectus under the caption "Selling Security Holders." We will not receive any proceeds from the sale of the common stock by the security holders.

              Nx Networks' common stock is currently traded on the Nasdaq National Market under the trading symbol "NXWX." On January 16, 2001, the last sale price of the common stock on that market was $2.25 per share.

                                  ------------



              INVESTING IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 2.

                                  ------------



              Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful and complete. Any representation to the contrary is a criminal offense.

                                  ------------


                 The date of this Prospectus is January __, 2001

         YOU SHOULD RELY ONLY UPON THE INFORMATION IN THIS PROSPECTUS. WE HAVE NOT, AND THE SELLING SECURITY HOLDERS HAVE NOT, AUTHORIZED ANY OTHER PERSON TO PROVIDE YOU WITH DIFFERENT INFORMATION. IF ANYONE PROVIDES YOU WITH DIFFERENT OR INCONSISTENT INFORMATION, YOU SHOULD NOT RELY ON IT. WE ARE NOT, AND THE SELLING SECURITY HOLDERS ARE NOT, MAKING AN OFFER TO SELL THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. YOU SHOULD ASSUME THAT THE INFORMATION APPEARING IN THIS PROSPECTUS IS ACCURATE AS OF THE DATE ON THE FRONT COVER OF THIS PROSPECTUS ONLY. OUR BUSINESS, FINANCIAL CONDITION, RESULTS OF OPERATIONS AND PROSPECTS MAY HAVE CHANGED SINCE THAT DATE.

                                     SUMMARY

NX NETWORKS

         We are a worldwide provider of internet telephony and data networking products and services. Our products are designed to deliver multi-service networks for the transport of voice and data that enable our customers to provide a wide variety of voice and data services. We combine patented, switched, compressed voice technology and advanced networking capabilities to provide networking solutions that improve network performance and deliver an array of tariffable network services.

         We were incorporated in Virginia in October 1985, and reincorporated in Delaware in March 1987. Our principal executive offices are located at 13595 Dulles Technology Drive, Herndon, Virginia 20171, and our telephone number is
(703) 742-6000.

                                  RISK FACTORS

         This offering involves a high degree of risk. Before investing in the common stock, you should consider carefully the following risk factors, in addition to the other information contained in this prospectus. Our business and results of operations could be seriously harmed by any of the following risks. The trading price of our common stock could decline due to any of these risks, and you could lose part or all of your investment.

TO DATE, WE HAVE INCURRED SUBSTANTIAL NET LOSSES, AND IF THIS CONTINUES, WE MAY BE UNABLE TO MEET OUR WORKING CAPITAL REQUIREMENTS

         For the years ended December 31, 1999 and 1998, respectively, we incurred net losses of approximately $26.2 million and $6.5 million and, on a pro forma basis, after giving effect to our December 2000 merger with OpenRoute Networks, Inc. and our March 2001 acquisition of AetherWorks Corporation, we would have had a net loss of approximately $94.5 million for the year ended December 31, 1999. Through September 30, 2000, we have incurred additional losses of approximately $88.5 million. These losses present a significant risk to our stockholders. If we cannot achieve profitability or positive cash flows from operating activities, we may be unable to meet our working capital and other payment obligations, which would have a material adverse effect on our business, financial condition and results of operation and the price of our common stock. In addition, if we cannot return to sustained profitability we will be forced to sell all or part of our business, liquidate or seek to reorganize.

WE REQUIRE ADDITIONAL CAPITAL TO CONTINUE OUR OPERATIONS, AND WE CANNOT BE CERTAIN THAT THE NECESSARY FUNDS WILL BE AVAILABLE

         Our ability to return to and maintain profitability is largely dependent upon our ability to introduce new products and technologies and expand our sales efforts in new geographic and product markets. These activities require substantial capital, and if we do not have access to sufficient funds, either from our own operations or through third party financing, our ability to make these necessary expenditures will be limited. Also, if stockholders do not approve some of the proposals we present to them at our scheduled February 28, 2001 Special Meeting of Stockholders, we will be required to make significant cash payments. These payments are described below under the caption "--If our stockholders do not approve proposals presented to them at our February 28, 2001 Special Meeting of Stockholders, we may have substantial additional cash payment obligations in March 2001 and September 2001, and we do not currently have sufficient capital to pay these obligations." Our current available cash and our anticipated cash from operations are insufficient to fund our operations until we are able to attain profitability. Accordingly, we will require third party financing in order to continue our operations. We cannot assure you that we will be able to obtain financing on terms favorable to us, or at all. If we obtain additional funds by selling any of our equity securities, the percentage ownership of our stockholders will be reduced, stockholders may experience additional dilution, or the equity securities may have rights, preferences or privileges senior to the common stock. If we obtain additional funds by selling assets, there can be no assurance that we will be able to negotiate a favorable price for those assets or that the loss of those assets will not affect our future business prospects. If adequate funds are not available to us or available to us on satisfactory terms, we may be required to limit our marketing and product development activities or other operations, or otherwise modify our business strategy. These actions, if taken, could increase the difficulties we face in returning to sustained profitability.

         We have been advised by our independent public accountants that if we have not raised sufficient capital to meet our projected obligations for 2001 prior to the completion of their audit of our financial statements for the year ending December 31, 2000, their auditors' report on those financial statements will be modified to reflect this contingency.

UNLESS OUR STOCKHOLDERS APPROVE PROPOSALS PRESENTED TO THEM AT OUR FEBRUARY 28, 2001 SPECIAL MEETING OF STOCKHOLDERS, THE NUMBER OF SHARES OF COMMON STOCK THAT WE HAVE AVAILABLE FOR SALE TO RAISE CAPITAL IS LIMITED

         We have 55 million shares of authorized common stock, all of which are currently issued or reserved for issuance. Unless the number of authorized shares is increased, we will not be able to sell common stock to finance our operations or other obligations. We require additional funds to finance our operations, as described above under the caption "--We require additional capital to continue our operations, and we cannot be certain that the necessary funds will be available," and we may incur additional payment obligations in 2001 as described below under the caption "--If our stockholders do not approve proposals presented to them at our February 28, 2001 Special Meeting of Stockholders, we may have substantial additional cash payment obligations in March 2001 and September 2001, and we do not currently have sufficient capital to pay these obligations." We have called a meeting of stockholders for February 28, 2001 to vote upon a proposal to increase our capital stock from 55 million shares to 85 million shares. We cannot assure you that our stockholders will approve the increase in our authorized common stock. If our stockholders do not approve the increase in our authorized common stock, we will have to raise the necessary capital through debt financing or the sale of assets or securities other than common stock. Although we cannot assure you that we will be able to obtain the necessary funds if the stockholders approve the increase in our authorized number of shares of common stock, we believe it will be much more difficult for us to obtain the necessary financing if we cannot sell additional shares of common stock.

IF OUR STOCKHOLDERS DO NOT APPROVE PROPOSALS PRESENTED TO THEM AT OUR FEBRUARY 28, 2001 SPECIAL MEETING OF STOCKHOLDERS, WE MAY ISSUE SHARES THAT CAUSE US TO BE DELISTED FROM THE NASDAQ STOCK MARKET

         At our February 28, 2001 Special Meeting of Stockholders, we will ask our stockholders to authorize us to issue shares of common stock in private transactions which together with other shares we have issued would exceed 20% of our outstanding common stock. The listing requirements of the Nasdaq Stock Market, on which our common stock is listed, will not permit us to issue more than 20% of our common stock in private transactions without stockholder approval if the sales price is less than the greater of the book or market price of our common stock. As of November 30, 2000 the book value per share of our common stock was approximately $2.66 and since December 16, 2000 the market value of our common stock has fluctuated between $0.50 and $2.75 per share. We cannot assure you that we will be able to raise the capital we need to fund our operations and other obligations without selling shares below the greater of our book value per share or market value per share. If our stockholders do not approve this proposal but they do authorize the increase in the number of authorized shares of common stock, we expect that we would sell the shares necessary to finance our operations and then be delisted from the Nasdaq Stock Market. Delisting from the Nasdaq Stock Market would have an adverse effect on the trading market for our common stock and the price of our common stock.

IF OUR STOCKHOLDERS DO NOT APPROVE PROPOSALS PRESENTED TO THEM AT OUR FEBRUARY 28, 2001 SPECIAL MEETING OF STOCKHOLDERS, WE MAY HAVE SUBSTANTIAL ADDITIONAL CASH PAYMENT OBLIGATIONS IN MARCH 2001 AND SEPTEMBER 2001, AND WE DO NOT CURRENTLY HAVE SUFFICIENT CAPITAL TO PAY THESE OBLIGATIONS

         At our February 28, 2001 Special Meeting of Stockholders, we will ask our stockholders to authorize us to issue 1.75 million shares of common stock related to our acquisition of AetherWorks Corporation. Under the listing requirements of the Nasdaq Stock Market, on which our common stock is listed, we cannot issue more than 20% of our common stock in an acquisition transaction without stockholder approval. This 1.75 million shares represents the amount by which the shares we have agreed to issue to the former owners of AetherWorks exceeds this 20% limitation. We agreed with the former owners of AetherWorks Corporation that if our stockholders do not approve the issuance of the 1.75 million shares, then we will pay the former owners of AetherWorks the cash value of those shares. The cash value per share will be the greater of $2.93 or the average last sales price for our common stock for the five trading days preceding February 28, 2001. Based solely on the $2.93 figure, this payment will be at least $5.1 million. The AetherWorks agreement underlying this obligation is described more fully below under the caption "Selling Security Holders." In addition, we agreed with the recent purchasers of our preferred stock and related warrants that if our stockholders do not increase the number of our authorized shares of common stock to at least 65 million by September 2001, then we will redeem the preferred stock and warrants. The redemption price will be the liquidation value of the preferred stock and, for each share of common stock issuable upon conversion of the preferred stock or the warrants, 110% of the amount, if any, by which the price of our common stock at the redemption date exceeds the conversion or exercise price of the related preferred stock or warrants. Based solely on the liquidation preference of the preferred stock we have issued, this payment will be at least $2.5 million. The terms of the preferred stock and the warrants are described more fully under the caption "Recent Developments -Private Financing" below. We cannot assure you that our stockholders will approve these proposals. If we become obligated to pay these amounts in cash, we cannot assure you that we will be able to fund these obligations. Also, if our stockholders do not approve these proposals, it may become more difficult for us to obtain financing on terms favorable to us because many investors will be reluctant to invest if the proceeds from their investment are used to pay obligations to other investors.

WE RELY TO A LARGE EXTENT ON INDEPENDENT DISTRIBUTION CHANNELS AND THE LOSS OF A SIGNIFICANT NUMBER OF DISTRIBUTORS COULD ADVERSELY EFFECT US

         We rely on reseller channels, including distributors and systems integrators, for a significant portion of our revenues. In particular, in foreign markets we often have one distributor designated for an entire country, and that distributor provides local support and service for our products. The loss of one or more significant resellers could adversely affect our business in terms of:

         o   lost revenues;

         o   lost market presence; and

         o the difficulties we would encounter in servicing customers introduced to us by our resellers if we do not have other resellers in that geographic area.

WE ARE EXPOSED TO POTENTIAL DELAYS IN PRODUCT SHIPMENTS BECAUSE WE CONTRACT OUT PRODUCT MANUFACTURING AND SOME COMPONENTS FOR OUR PRODUCTS ARE AVAILABLE ONLY FROM A SINGLE SUPPLIER OR A LIMITED NUMBER OF SUPPLIERS

         We rely on others to manufacture our products and product components and this dependence exposes us to potential interruptions or delays in product delivery. An interruption could have a short- term effect on our revenues and a longer term effect on our ability to market our products. Currently, we rely on a single contract manufacturer to assemble and test our voice products. Also, some of the components we use in our products are available from only one source or a limited number of suppliers. Although we have been able to obtain our products and these components to date, our inability to develop alternative sources if and as required in the future, or to obtain sufficient sole source or limited source components as required, could result in delays or reductions in product shipments.

WE HAVE A SIGNIFICANT PAYMENT OBLIGATION TO OUR PRIMARY MANUFACTURER, AND IF WE DO NOT MAINTAIN OUR PAYMENT SCHEDULE THE MANUFACTURER MAY CEASE SHIPPING OUR PRODUCTS

         We authorized our primary manufacturer to purchase a substantial amount of parts, materials and long lead-time items during 2000 in anticipation of a significant increase in product sales during the year. Our sales did not reach the levels we expected, and we have not utilized a substantial amount of the raw materials. Accordingly, we have a payment obligation of approximately $5.5 million to the manufacturer to pay for the cost of these materials. We have agreed upon a payment schedule with the manufacturer, and during the period we are paying down the obligation the manufacturer is requiring us to pay in advance for all fabrication costs. If we do not adhere to the payment schedule or if we do not pay fabrication costs in advance, the manufacturer has expressed its intent not to ship any products on our behalf. Although we expect to have sufficient capital to maintain this payment schedule and pay the fabrication costs, if we do not adhere to the schedule and the manufacturer ceases to ship products on our behalf, then a material and adverse result to our revenues could occur.

OUR BUSINESS WILL SUFFER IF WE LOSE CERTAIN KEY PERSONNEL OR FAIL TO ATTRACT AND RETAIN OTHER QUALIFIED PERSONNEL

         The success of our business is dependent, to a significant extent, upon the abilities and continued efforts of our management, sales and engineering personnel, many of whom would be difficult to replace. We do not have employment contracts with all of our key employees and we do not have "key man" life insurance on any of our officers or directors.

         Our success will also depend on our ability to attract, retain and motivate qualified management, sales and engineering executives and other personnel who are in high demand and who often have multiple employment options. In addition, as a result of the changes to technology-based industries, and particularly telecommunications companies, over the past year, many employees that we would like to retain may decide to pursue other opportunities or we may be forced to increase their compensation to retain them. The loss of the services of key personnel, or the inability to attract, retain and motivate qualified personnel, could have a material adverse effect on our business, financial condition, results of operations and the price of our common stock.

OUR INTELLECTUAL PROPERTY RIGHTS ARE AN IMPORTANT PROTECTION FOR OUR PRODUCTS, AND WE COULD BE ADVERSELY AFFECTED IF OUR RIGHTS ARE CHALLENGED OR CIRCUMVENTED BY COMPETITORS

         Our ability to compete successfully within our industry is dependent in part upon:

         o   patents and nondisclosure agreements that we have obtained;

         o technical measures that we take to protect confidential information; and

         o trade secret, copyright and trademark laws that we rely on to establish and protect our proprietary rights.

         If any of our proprietary rights are successfully challenged or circumvented by competitors, or if other companies are able to market functionally similar products, systems or processes without infringing our proprietary rights, then our results of operations and the value of our common stock could be materially and adversely affected.

THE MARKET PRICE OF OUR COMMON STOCK IS VOLATILE

         The market price of our common stock has been and can be expected to be significantly affected by factors such as:

         o   quarterly variations in our results of operations;

         o the announcement of new services or service enhancements by us or our competitors;

         o   technological innovations by us or our competitors;

         o changes in earnings estimates or buy/sell recommendations by analysts;

         o the operating and stock price performance of other comparable companies; and

         o general market conditions or market conditions specific to particular industries.

         In particular, the stock prices for many companies in the telecommunications equipment sector have experienced wide fluctuations that have often been unrelated to their operating performance. We have been, and we are likely to continue to be, subject to such fluctuations.

WE RECENTLY REPRICED SUBSTANTIALLY ALL OF OUR STOCK OPTIONS TO A LOWER EXERCISE PRICE, AND THE RESULTING ACCOUNTING CHARGES MAY CAUSE OUR FUTURE EARNINGS TO FLUCTUATE WIDELY

         As part of a program to retain our employees, we adopted a program to reprice all the options of our current employees. We also repriced the options issued to our board of directors and to our chairman of the board. Under the program, each of these persons will exchange their current stock options for newly issued stock options with an exercise price of $0.75 per share. Although each employee may elect not to participate in the program, we expect that approximately 10 million options will be exchanged to obtain the lower exercise price. Under applicable accounting rules, we will have to account for future variations in the price of our common stock above $0.75 per share as compensation expense until the repriced options are either exercised, cancelled or expire. This calculation will be made each quarter based upon the performance of our common stock in that quarter. Accordingly, our operating results and earnings per share will be subject to potentially significant fluctuations based upon changes in the market price of our common stock.

OUR CERTIFICATE OF INCORPORATION AND BY-LAWS CONTAIN PROVISIONS THAT COULD DELAY OR PREVENT A CHANGE IN CONTROL

         Provisions of our certificate of incorporation and by-laws may have the effect of discouraging, delaying or preventing a take-over attempt that could be in the best interests of our stockholders. These include provisions that:

         o   separate our board of directors into three classes;

         o limit the ability of our stockholders to call special stockholder meetings;

         o require advance notice of nominations for directors and stockholder proposals to be considered at stockholder meetings; and

         o require a vote greater than two-thirds to remove directors from office or amend many of the provisions of our certificate of incorporation and by-laws.

         Our board of directors also has the right, without further action of the stockholders, to issue and fix the terms of preferred stock, which could have rights senior to the common stock. We are also subject to the "business combination" provisions of the Delaware General Corporate Law, which impose procedures impeding business combinations with "interested stockholders" that are not approved of by our board of directors.

RAPIDLY CHANGING TECHNOLOGY MAY MAKE OUR PRODUCTS OBSOLETE OR UNMARKETABLE

         We have focused our products on the edge of the Internet and telephony. This market is characterized by rapid technological change, frequent new product introduction and evolving industry standards. The introduction of products embodying new technologies by our competitors and the emergence of new industry standards could render our existing products obsolete and could cause new products to be unmarketable. Under these circumstances, our revenue would be adversely affected.

         Our success will depend on the ability to address the increasingly sophisticated needs of customers, to enhance existing products and to develop and introduce, on a timely basis, new competitive products that keep pace with technological development and emerging industry standards. If we cannot successfully identify, manage, develop manufacture or market products enhancements or new products, our business will be materially and adversely effected.

WE HAVE ADOPTED A NEW MANAGEMENT INFORMATION SYSTEM AND IF WE CANNOT INTEGRATE THIS SYSTEM WE MAY HAVE DIFFICULTY EFFECTIVELY MANAGING OUR BUSINESS AND PREPARING TIMELY FINANCIAL REPORTS

         We adopted a new comprehensive management information system, and we are still in the process of implementing the installation and integrating the operations of OpenRoute and AetherWorks, the companies we acquired in December

1999 and March 2000. If we are unable to fully implement and integrate this system, we could have difficulties in preparing and maintaining the systems and reports we need to effectively manage our business and ensure timely financial reporting. These difficulties could result in adverse effects on our business.

A PORTION OF OUR REVENUES ARE DERIVED FROM INTERNATIONAL SALES, WHICH ARE SUBJECT TO FOREIGN REGULATORY STANDARDS AND CURRENCY EXCHANGE RATE FLUCTUATIONS

         International sales accounted for 47% and 53% of our total revenues in 1999 and 1998, respectively, and international sales will continue to be significant to us. The conduct of international operations subjects us to certain risks. Foreign regulatory bodies continue to establish standards different from those in the United States, and our products are designed generally to meet those standards. Our inability to design products in compliance with such foreign standards could have an adverse effect on our operating results. Also, our international business may be affected by changes in demand resulting from fluctuation in currency exchange rates and tariffs and difficulties in obtaining export licenses. We do not expect that we will hedge against fluctuations in currency exchange rates.

                               RECENT DEVELOPMENTS

NEW CHIEF EXECUTIVE OFFICER

         On January 8, 2001, John DuBois succeeded Steven Francesco as our chief executive officer. Mr. Francesco had resigned as chief executive officer on November 3, 2000. In connection with accepting the position, Mr. DuBois entered into a three-year employment agreement with us and he also became a member of our Board of Directors.

         The term of Mr. DuBois' agreement is through January 3, 2004. Under the agreement, Mr. DuBois is paid a base salary of $260,000 per annum, and he is eligible for quarterly and annual bonuses at the sole discretion of the board of directors. In addition, Mr. DuBois has been issued options to purchase 3,200,000 shares of common stock. 500,000 of the options have vested and the remainder vest over the term of his employment contract. Mr. DuBois exercised the 500,000 vested options upon signing his agreement. Mr. DuBois' employment agreement also provides that, in the event of a change in control of the Company, he will be issued 400,000 shares of common stock. In the event we terminate Mr. DuBois' employment without cause or Mr. DuBois terminates his employment for good reason, as these terms are described in the employment agreement, he will be entitled to: (1) receive an amount equal to 12 months base salary, (2) accelerated vesting of all of his stock options and (3) participation in our benefit plans for up to 12 months. Mr. DuBois' employment agreement also contains non-compete provisions for up to one year after termination of his employment, that relate to the manner in which his employment is terminated. If the payment to Mr. DuBois upon termination or change of control results in the imposition of an excise tax pursuant to Section 280G of the Internal Revenue Code, we will pay to Mr. DuBois a tax "gross-up" payment equal to the amount of his resulting tax liability.

         At the time Mr. Francesco resigned as chief executive officer, he agreed that he would remain as a member of the board of directors only until December 2000. However, at the request of the board, he agreed to continue as Chairman of the Board and in support of Mr. DuBois and to provide such support to the Company as Mr. DuBois may request.

PRIVATE FINANCING

         On December 29, 2000 we raised $2.5 million from the sale 333,333 shares of preferred stock and 666,667 warrants in a private offering. The preferred stock bears a dividend of 8% per annum, which we can elect to pay in cash or shares of common stock, and the preferred stock has a liquidation preference equal to the purchase price per share plus the amount of any accrued but unpaid dividends. The preferred stock will become convertible into 3,333,000 shares of common stock and the warrants will become exercisable for 666,667 shares of common stock, if and when the amendment to our restated certificate of incorporation to increase our authorized number of shares of common stock is approved by our stockholders. The conversion price of the preferred stock is $0.75 per share and the exercise price of the warrants is $0.90 per share, each of which is in excess of the last reported sales price of our common stock on the date the financing closed, $0.625 per share. If the amendment to our restated certificate of incorporation is not approved, the dividend rate on the preferred stock will increase by 1% per month and the exercise price of the warrants will decrease by 1% per month until this amendment is approved, commencing April 1, 2001. We further agreed with the purchasers of the preferred stock that if we have not increased our authorized capital stock to at least
65.0 million shares by September 30, 2001, then we will offer to repurchase all of the preferred stock for a purchase price equal to the liquidation amount plus

110% of the amount, if any, by which the market price of the common stock on that date exceeds the conversion price of the common stock, and we will redeem the warrants at a purchase price equal to 110% of the amount, if any, by which the exercise price of the warrants exceeds the market price of the common stock on that date.

AETHERWORKS STOCK ISSUE

         At the end of October 2000 we became obligated to issue to the former owners of AetherWorks Corporation shares of our common stock as a contractual adjustment to the number of shares we issued to them at the closing of the acquisition in March 2000. The adjustment was based upon a formula, and based upon our interpretation of the formula we announced in November 2000 that we would issue approximately 3.5 million additional shares of our common stock as the full adjustment, including actual shares and shares underlying warrants and non-compensatory options, but excluding options issued as compensation to employees. Based on our interpretation of the formula, we also announced that we expected to issue approximately 750,000 additional options as compensation to our employees who had been AetherWorks employees.

         After our announcement, we were contacted by the representatives of the former AetherWorks owners, and they informed us that they disagreed with our calculation of the adjustment. After discussion and negotiations, we reached an agreement to settle our dispute. Under the new agreement, we agreed to issue as the adjustment 4,777,973 shares of our common stock and options and warrants to acquire an additional approximately 654,000 shares of our common stock, excluding options issued as compensation to our employees. However, in order to comply with the listing requirements of the Nasdaq Stock Market, on which our common stock is listed, approximately 1.75 million of these shares can be issued only if our stockholders approve the issuance. In addition to these shares, we agreed to issue options to acquire an additional approximately 1,311,000 shares as compensation to our employees who had been AetherWorks employees. Pursuant to our agreement with the former owners of AetherWorks, we also agreed to reprice all of the options and warrants to have an exercise price of $1.60 per share, except for one warrant for approximately 70,000 shares that we repriced to $1.33 per share.

         If our stockholders do not approve the issuance of the 1.75 million shares, then instead of issuing the 1.75 million shares, we will pay to the former AetherWorks owners the cash value of the shares. The cash value of the shares will be the greater of $2.93 or the average closing price of the common stock for the five trading days preceding the Special Meeting.

CLAIMS AND PROCEEDINGS

         SECURITIES LAW MATTERS

         In November 2000 we were served with complaints in purported class action proceedings captioned Tracy Reese and Christine Joyce v. Bryan Holley, Steven T. Francesco and Nx Networks, Inc., Civil Action No. 00-CV-11850-JLT, and Marc Jacobsen v. Bryan Holley, Steven T. Francesco and Nx Networks, Inc., Civil Action No.00-CV-11999-JLT. Each complaint was originally filed September 2000 in the United States District Court for the District of Massachusetts. The complaints allege violation of the federal securities laws in connection with statements and disclosures made by the named defendants between December 8, 1999 and April 24 2000. The complaints seek unspecified damages. We believe the allegations in the complaints are without merit, and we intend to vigorously defend ourselves in this litigation.

         In November 2000, we were served with a complaint in a purported class action proceeding captioned Roy Werbowski v. Nx Networks, Inc., Steven Francesco and Peter Kendrick, Civil Case No. 00-1967-A. The complaint was originally filed in November 2000 in the United States District Court, Eastern District of Virginia. The complaint alleges that between July 27 and November 2, 2000 we breached securities laws in connection with the circumstances that led us to restate our financial statements for the quarter ended June 30, 2000. The complaint seeks unspecified damages. We believe we have meritorious defenses in this litigation, and we intend to vigorously defend ourselves.

         We have been advised that the plaintiffs are planning to consolidate their claims into a single complaint and a single action. Pending this event, we have not filed responses with the courts addressing the substantive allegations of the complaints. We believe that the outcome of the foregoing actions will not result in liability that would have a material adverse effect on our financial condition or results of operations.

         On November 8, 2000, the Enforcement Division of the SEC requested us to voluntarily provide documents related to the restatement of our financial statements for the quarter ended June 30, 2000. The SEC request advised us that the fact the SEC has made a request should not be taken as an indication that the SEC believes there has been a violation of law. We responded to the SEC request on November 20, 2000 and we have not been subsequently contacted.

         COMMERCIAL MATTERS

         In November 2000 we were served with a complaint captioned Signal Communications, Inc. v. Nx Networks, Inc., Civil Case No. 00-1867-1. The case was filed in the United States District Court for the Eastern District of Virginia. The complaint demands payment of approximately $600,000 of advertising fees Signal advanced on our behalf between July, 2000, and October, 2000. We did incur these fees, and we are seeking to negotiate a payment schedule.

         In January 2001, we were served with a complaint captioned Carlton Financial Corporation v. Nx Networks, Inc and Cabletron Systems, Inc., Civil Case No. __. The case was filed in the State of Minnesota, County of Hennepin, Fourth Judicial District. The complaint alleges that we breached an equipment lease, and that Carlton is entitled to approximately $490,000, representing acceleration of all amounts that will be payable during the approximately one-year period remaining under the lease. We are obligated to answer this complaint by January 24, 2001, and we have not yet evaluated our position with respect to the allegations of the complaint.

         We do not believe that the resolution of these commercial claims will result in a liability that will have a material adverse effect on our financial condition or results of operations.

YEAR-END AND QUARTER-END REVENUE GUIDANCE

         On January 4, 2001, we announced that our revenues for 2000 would be approximately $27 million and our revenue for the quarter ended December 31, 2000 would be approximately $3.0 million. These unaudited results were lower than we expected. We believe these results reflect the general market conditions in our industry and also resulted from slippage of expected orders from the fourth quarter into 2001. The slippage of orders did not occur as a result of competitive pressure and therefore we expect these orders will be received in 2001.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are subject to the informational requirements of the Securities Exchange Act. As required by the Securities Exchange Act, we file reports, proxy statements and other information with the SEC. The reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at regional offices of the SEC at Citicorp Center, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, 13th Floor, New York, New York 10048. In addition, we are required to file electronic versions of these documents through the SEC's Electronic Data Gathering, Analysis and Retrieval System (EDGAR). The SEC maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The common stock is quoted on the Nasdaq National Market. Information regarding the trading of our common stock on the Nasdaq National Market can be obtained from the Nasdaq National Market, 9801 Washingtonian Boulevard, Gaithersburg, Maryland 20878 ((202) 496-2500).

         This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits. You can get a copy of the registration statement from the sources listed above.

         The SEC allows us to "incorporate by reference" into this document the information that we have on file with the SEC. This means that we may disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be part of this prospectus. In addition, any later information we file with the SEC and incorporated by reference will update and supersede the information referred to or contained in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under section 13a, 13(c), 14 or 15(d) of the Exchange Act until this offering has been completed:

         o Our Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 1999.
         o Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000, June 30, 2000, and September 30, 2000, as amended.
         o   Our Current Reports on Form 8-K dated January 14, 2000,
             February 23, 2000, March 11, 2000 and September 19, 2000 and on Form 8-K/A dated February 7, 2000 and May 30, 2000.
         o The Sections of our Proxy Statement relating to our Special Meeting of Stockholders to be held on February 28, 2001, captioned "Executive Compensation" and "Stock Ownership of Management and Others."
         o The description of our common stock contained in our Registration Statement of Form 8-A filed August 5, 1992.
         o The Annual Report on Form 10-K for the year ending December 31, 1998 of OpenRoute Networks, Inc. o The Quarterly Reports on
             Form 10-Q for the quarters ending March 31, 1999, June 30, 1999 and September 30, 1999 of OpenRoute Networks, Inc.

         You may request a copy of these documents, at no cost, by writing or telephoning us at the following address: Nx Networks, Inc., 13595 Dulles Technology Drive, Herndon, Virginia 20171, Attention: Felicia Crowley;
(703) 742-6000.

                SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

         Some of the information set forth in this prospectus includes "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In addition, from time to time, we may publish "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act or make oral statements that constitute forward-looking statements. These forward-looking statements may relate to matters such as anticipated financial performance, future revenues or earnings, business prospectus, projected ventures, new products, anticipated market performance and similar matters. The words "budgeted," "anticipate," "project," "estimate," "expect," "may," "believe," "potential" and similar statements are intended to be among the statements that are forward looking statements. Because these statements reflect the reality of risk and uncertainty that is inherent in our business, actual results may differ materially from those expressed or implied by the forward-looking statements. You are cautioned not to place undue reliance on these forward looking statements, which are made as of the date of this prospectus.

         The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. In order to comply with the terms of the safe harbor, we caution you that a variety of factors could cause our actual results to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. These risks and uncertainties, many of which are beyond our control, include, but are not limited to those set forth under the caption "Risk Factors" on page 2 and in our filings with the SEC.

         We undertake no obligation to release publicly any revisions to the forward looking statements to reflect events or circumstances after the date of this prospectus or to reflect unanticipated events or developments.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of common stock by the selling security holders. 237,613 shares of the common stock included in this prospectus are issuable only upon the exercise of warrants held by the selling security holders. If these warrants are exercised, we will be paid approximately $362,000, reflecting the aggregate exercise price. We would apply these funds to general working capital purposes.

                            SELLING SECURITY HOLDERS

         This prospectus relates to the resale of 7,317,022 shares of common stock. The following table sets forth, to our knowledge:

         o the number of shares of common stock beneficially owned by each of the selling security holders;

         o the number of shares of common stock to be offered and sold by each of the selling security holders; and

         o the number of shares of common stock and percentage of outstanding shares of common stock to be beneficially owned by each of the selling security holders after the offer and sale contemplated by this prospectus, assuming that all the shares offered by the selling security holder are in fact sold.

         To our knowledge, each person has sole investment and voting power, with respect to the securities set forth in the following table.

         As of January 12, 2001, we had approximately 41,721,000 shares of common stock issued and outstanding.


                                                                                             Beneficial Ownership
                                                                                            After the Offering (1)
                                                                                            ----------------------
                                               Number of Shares
                                                Beneficially
                                                   Owned                    Number of
                                                 Prior to the               Shares to       Number of
 Name and Address                               Offering (2)(3)             be Sold (3)      Shares       Percentage
 ----------------                                --------                    -------          ------       ----------

Baroody, Edward W.                                   800,229                 800,229             --             *
  5254 Owera Point
  Cazenovia, NY 13035
Baroody, Helen E.                                      4,858                   4,858             --             *
  5254 Owera Point
  Cazenovia, NY 13035
Baroody, Matthew S.                                    4,858                   4,858             --             *
  5254 Owera Point
  Cazenovia, NY 13035
Cabletron Systems, Inc.                            1,677,967               1,677,967             --             *
  36 Industrial Way
  Rochester, NH 03686
Costigan, Carlton G.                                   5,922                   5,922             --             *
  291 Glen Ellen Drive
  Ventura, CA 93003



                                                                                             Beneficial Ownership
                                                                                            After the Offering (1)
                                                                                            ----------------------
                                               Number of Shares
                                                Beneficially
                                                   Owned                    Number of
                                                 Prior to the               Shares to       Number of
 Name and Address                               Offering (2)(3)             be Sold (3)      Shares       Percentage
 ----------------                                --------                    -------          ------       ----------

Costigan, Carol G.                                     8,887                   8,887             --             *
  2650 Pacific Avenue
  San Francisco, CA 94115
Costigan, Peter D., Jr.                                2,954                   2,954             --             *
  104 Lasuen Court
  Los Gatos, CA 95032
Costigan, William H.                                 680,944                 490,456        190,487             *
  1778 Colvin Avenue
  St. Paul, MN 55116
Eisenberg, Elliot F.                                   6,562                   6,562             --             *
  National Assoc. of Home Builders
  1201 15th Street NW
  Washington, D.C. 20005
Falso, Adolph                                          8,400                   8,400             --             *
  4280 Galt Ocean Drive
  Plaza South, Apt. 8P
  Fort Lauderdale, FL 33308
Falso, Raymond A., Jr.                               202,486                 202,486             --             *
  300 Clinton Street
  Fayetteville, NY 13066
Franzen, J. Rolyn                                      7,381                   7,381             --             *
  5600 Wisconsin Avenue
  Suite 1306
  Chevy Chase, MD 20815
Fredrikson & Byron, LLP                                67,495                  67,495             --            *
  1100 International Centre
  900 Second Avenue South
  Minneapolis, MN 55402
Garrison, Mark S.                                     58,197                  58,197             --             *
  10 Chestnut Street
  #A307
  Suffern, NY 10901
Garrison, Roger C.                                     4,499                   4,499             --             *
  12 Tomahawk Drive
  White Plains, NY 10603



                                                                                             Beneficial Ownership
                                                                                            After the Offering (1)
                                                                                            ----------------------
                                               Number of Shares
                                                Beneficially
                                                   Owned                    Number of
                                                 Prior to the               Shares to       Number of
 Name and Address                               Offering (2)(3)             be Sold (3)      Shares       Percentage
 ----------------                                --------                    -------          ------       ----------

Garrison, Roger M.                                     4,723                   4,723             --             *
31 Tompkins Avenue
  White Plains, NY 10603
Henrikssen, Finn W.                                  178,540                 178,540             --             *
  1788 Colvin Avenue
  St. Paul, MN 55116
Henrikssen, Ingunn J.R.                              674,957                 674,957             --             *
  2165 Lower St. Dennis Road
 St. Paul, MN 55116
Kaelin, Walter E.                                     67,496                  67,496             --             *
  163 Page Street
 Campbell, CA 95008 (  )
Kloner, Sandra M.                                      7,381                   7,381             --             *
  5600 Wisconsin Avenue
  Suite 1306
  Chevy Chase, MD 20815
Lind, Robert C.                                      630,312                 477,324        152,988             *
  P.O. Box 4736
  Ithaca, NY 14852
Madison, Thomas F.                                   404,972                  22,500        382,472             *
  MLM Partners
  200 South 5th Street
  #2100
  Minneapolis, MN 55402
Museum of Science & Technology                        17,546                  17,546             --             *
  Syracuse, NY
Orlando, James                                        33,746                  33,746             --             *
  408 Kimry Moor Road
  Fayetteville, NY 13066
Onondaga Venture Capital                               7,501                   7,501             --             *
  714 State Tower Building
  Syracuse, NY
Romine, Barry R.                                      29,675                  29,675             --             *
  7 Sugar Creek Trail
  Kirkwood, MO 63122 (4)
Romine, Bradley R.                                     2,692                   2,692             --             *
  7 Sugar Creek Trail
  Kirkwood, MO 63122 (4)
Romine, Ralph E.                                       5,401                   5,401             --             *
  7 Sugar Creek Trail
  Kirkwood, MO 63122 (4)
Romine, Brett R.                                       2,692                   2,692             --             *
  7 Sugar Creek Trail
  Kirkwood, MO 63122 (4)
Romine, Mary Catherine                                16,196                  16,196             --             *
  7 Sugar Creek Trail
  Kirkwood, MO 63122 (4)
Rubenstein, Elaine                                    99,491                  99,491             --             *
  5153 East Lake Road
  Cazenovia, NY 13035
Rubenstein, Jeffrey M.                               185,681                 185,681             --             *
  County Rt. 52
  RR1 Box 705
  Erieville, NY 13061



                                                                                             Beneficial Ownership
                                                                                            After the Offering (1)
                                                                                            ----------------------
                                               Number of Shares
                                                Beneficially
                                                   Owned                    Number of
                                                 Prior to the               Shares to       Number of
 Name and Address                               Offering (2)(3)             be Sold (3)      Shares       Percentage
 ----------------                                --------                    -------          ------       ----------


Sachs, Jonathan A.                                 2,007,324               2,007,324             --            4.8
  445 Minnesota Street
  Suite 2400
  St. Paul, MN 55101 (  )
Santos, Vidal, III                                   134,990                 134,990             --             *
  10000 47th Place N.
  Plymouth, MN 55442 (  )
Stewart, Barbara E. & David W.                        14,994                  14,994             --             *
  33 Shingle Mill Road
  West Simsbury, CT 06092


-------------------------------------------

* Less than 1 percent

(1) Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes consideration of voting or investment power with respect to the securities at issue. Information with respect to beneficial ownership is based upon information as of January 12, 2001 and assumes that there is outstanding an aggregate of 41,721,000 shares of common stock, not including treasury shares.

(2) Includes shares that may be acquired pursuant to warrants. For Messrs. Santos and Kaelin we have assumed they will elect to include their shares in our stock option repricing program. As a result, none of their options will be exercisable in the next 60 days.

(3) Approximately 1.75 million of these shares will be sold only if our stockholders approve the issuance of those shares at the Special Meeting of Stockholders to be held on February 28, 2000. If the stockholders do not approve the issuance of these 1.75million shares, the number of shares to be sold by each security holder will be reduced to reflect such holder's pro rata portion of the 1.75 million shares, and this prospectus will be amended accordingly.

(4) Barry Romine is joint owner of the shares identified for Bradley, Ralph, Brett and Mary Catherine Romine.

         The 7,317,022 shares to which this prospectus relates were all issued in connection with our acquisition of AetherWorks Corporation.

         In March 2000, we acquired all of the securities of AetherWorks Corporation in exchange for shares of our common stock. At that time, we issued 2,301,436 shares of common stock and options and warrants exercisable for an additional 867,687 shares, of which approximately 579,000 were compensation related options issued to employees. The acquisition agreement also provided for an increase in the number of shares we would have to issue if the average closing price of our common stock on the Nasdaq National Market for the fifteen trading day period ending October 31, 2000 did not equal or exceed $22.50 per share. In this event, the acquisition agreement required us to issue additional shares of our common stock to cause the consideration per share of AetherWorks common stock to equal $22.50 per share based upon that average closing price, provided that the total number of shares of our common stock issued in the merger would not exceed 19.9% of our then total outstanding shares.

         Our common stock had an average closing price of $2.96 during the 15 day trading period, and the 19.9% cap became a limit on the number of shares we would have to issue to the former owners of AetherWorks. Based upon our interpretation of the acquisition agreement, we announced that we would issue approximately 3.5 million additional shares of our common stock as the full adjustment, including actual shares and shares underlying warrants and non-compensatory options, but excluding options issued as compensation to employees. Based on our interpretation of the agreement, we also announced that we expected to issue approximately 750,000 additional options as compensation to our employees who had been AetherWorks employees.

         In November 2000, we were contacted by the representatives of the former AetherWorks owners, and they informed us that they disagreed with our calculation of the adjustment. After discussion and negotiations, we reached an agreement with the former AetherWorks owners pursuant to which we agreed to issue as the adjustment 4,777,973 shares of our common stock and options and warrants to acquire an additional approximately 654,000 shares of our common stock, excluding options issued as compensation to our employees, in each case subject to compliance with the Nasdaq Stock Market listing requirements. In addition, we agreed to issue options to acquire an additional 1,311,000 shares as compensation to our employees who had been AetherWorks employees. Pursuant to our agreement with the former owners of AetherWorks, we also agreed to reprice all of the options and warrants to have an exercise price of $1.60 per share, except for one warrant for approximately 70,000 shares that we repriced to $1.33 per share. Pursuant to an option repricing program we adopted for all of our current employees on December 23, 2000, the options that were issued to persons who are now employed with us will be repriced to an exercise price of $0.75 per share.

         The listing requirements of the Nasdaq Stock Market prohibit us from issuing more than 20% of our common stock in a merger transaction without obtaining the consent of our stockholders. Under the Nasdaq rule, without stockholder approval we can issue all but approximately 1.75 million of the shares provided by the AetherWorks adjustment. We are calling a Special Meeting of Stockholders at which we will ask our stockholders to authorize the issuance of the additional 1.75 million shares. If our stockholders do not approve the issuance of the additional 1.75 million shares, then the holders of the affected securities have agreed that they will forego those securities in exchange for a cash payment by us. For each share that is not authorized by our stockholders, we have agreed to pay the greater of $2.93 or the average closing price of the common stock for the five trading days preceding the special meeting.

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected consolidated financial data should be read in conjunction with the our "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements, including the notes thereto, and our other financial data contained in this prospectus and incorporated into this prospectus. The statement of operations data and balance sheet data as of and for the years ended December 31, 1995, 1996, 1997, 1998 and 1999 are derived from the consolidated financial statements of Nx Networks and the notes related thereto, which were audited by our independent public accountants. The selected consolidated statement of operations data and balance sheet data as of and for the nine month periods ended September 30, 1999 and 2000 are derived from our unaudited consolidated financial statements which, in the opinion of management, include all adjustments necessary for a fair presentation of our financial condition and results of operations for such periods. The results of operations for interim periods are not necessarily indicative of a full year's operations. Net loss per share is computed on the basis described in the notes to our consolidated financial statements.



                                                                                                     NINE MONTHS ENDED
                                                        YEARS ENDED DECEMBER 31,                       SEPTEMBER 30,
                                 -------------------------------------------------------------- ----------------------------

                                     1995        1996        1997         1998        1999          1999         2000
                                     ----        ----        ----         ----        ----          ----         ----
                                                                                                        (UNAUDITED)
                                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS DATA:

Total revenues                    $48,891      $43,635     $33,087     $31,482       $31,245        $21,388      $24,072

Gross profit                       25,225       21,572      14,647      15,388        14,710         10,238        7,897
Operating expenses:
     Sales and marketing           14,162       11,632      10,120       9,292         6,468          4,521       10,957
     Research and                  10,776       11,079       8,323       6,771         7,043          5,337       12,862
       development
     General and administrative     4,787        4,266       4,002       4,324         5,202          3,485        6,383
    Stock compensation expense          -            -           -           -        18,778            763       12,765
    In-process research and             -            -           -           -             -              -       30,800
      development
    Amortization of acquired            -            -           -           -           371            198       21,483
      intangibles
    Restructuring charge                -          900         875           -           900            900          427
     Bad debt expense                   -            -         100       1,489           540            100        1,174
                                  ----------   --------     --------     -------    ---------       ----------  ---------
Loss from operations               (4,500)      (6,305)     (8,773)     (6,488)      (24,592)        (5,066)     (88,954)
     Net loss                      (3,795)      (5,968)     (8,577)     (6,517)      (26,169)        (5,858)     (88,459)
Basic and diluted net loss
    per share                       (0.40)       (0.63)      (0.90)      (0.60)        (2.17)         (0.51)       (2.62)

BALANCE SHEET DATA (END OF PERIOD):

Working capital                    21,790       17,782      10,271       7,600         8,020          8,676        3,390
Total assets                       41,985       34,493      24,024      20,241        95,253         20,269      132,522
Total long-term liabilities           943          614          97           -           352              -          330
Stockholders' equity               30,396       24,847      16,840      12,117        82,459         12,170      114,975


                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS

         The following Unaudited Pro Forma Condensed Consolidated Statement of Operations of Nx Networks for the nine months ended September 30, 2000 and the year ended December 31, 1999 illustrate the effect of the mergers with OpenRoute and AetherWorks. The Unaudited Pro Forma Condensed Consolidated Statements of Operations assume that the mergers with OpenRoute and AetherWorks were completed as of the beginning of the period presented. Certain reclassifications have been made to OpenRoute's and AetherWorks' financial statements to conform with Nx Networks presentation.

         Under the terms of the OpenRoute transaction, the holders of OpenRoute common stock and stock options received one share of Nx Networks common stock for each OpenRoute share converted. Under the terms of the AetherWorks transaction, it is assumed the holders of AetherWorks common stock, warrants, and stock options received an aggregate of 1.36 shares of Nx Networks Common Stock.

         ACCOUNTING TREATMENT

         Nx Networks recorded the OpenRoute and Aetherworks mergers as purchase transactions. For accounting purposes, Nx Networks is deemed to be the acquiring corporation in each merger.

         The pro forma adjustments are based upon currently available information and assumptions that Nx Networks management believes are reasonable and certain information provided by OpenRoute management and AetherWorks management. Nx Networks accounted for each merger based upon the estimated fair market value of the net tangible assets, intangible assets and liabilities acquired at the date of acquisition. The adjustments included in the Unaudited Pro Forma Condensed Consolidated Financial Statements represent the final determination of these adjustments based upon available information. Nx Networks cannot assure you that the actual values will not differ significantly from the pro forma adjustments reflected in the Unaudited Pro Forma Condensed Consolidated Financial Statements.

         For illustrative purposes, Nx Networks has made a preliminary allocation of excess cost over estimated net assets acquired to goodwill as AetherWorks' assets and liabilities are estimated to approximate fair value. For purposes of this Pro Forma Financial Information, Nx Networks assumed the price per share to be $22.50, as guaranteed in the merger agreement. Nx Networks engaged an independent third party to determine the amount of the excess purchase price related to purchased in-process research and development. The final allocation of purchase price to assets and liabilities acquired will depend upon the final purchase price and final estimates of fair values of assets and liabilities of AetherWorks at the closing date, Nx Networks will undertake a study to determine the fair values of assets and liabilities acquired and will allocate the purchase price accordingly. Nx Networks believes that the carrying value of current assets and current liabilities approximates fair value and that the excess of cost over historical net assets acquired will be allocated to property and equipment, in-process research and development, goodwill and other identifiable intangibles. However, there can be no assurance that the actual allocation will not differ significantly from the pro forma allocation.

         The Unaudited Pro Forma Condensed Consolidated Financial Statements are not necessarily indicative of either future results of operations or results that might have been achieved if the mergers with OpenRoute and AetherWorks had been consummated as of the indicated dates. The Unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the historical financial statements of Nx Networks, OpenRoute and AetherWorks, together with the related notes thereto, which are incorporated by reference into this registration statement.

                                NX NETWORKS INC.
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                     AETHER PRO         NX NETWORKS
                                                     NX NETWORKS               AETHER                   FORMA            PRO FORMA
                                                    HISTORICAL (1)         HISTORICAL (2)            ADJUSTMENTS          COMBINED
                                                    ---------------        ----------------        --------------      ------------

Revenues:
     Product                                          $ 18,539             $       -               $       -             $ 18,539
     Service and other                                   5,533                     -                       -                5,533
                                                    ---------------        ----------------        ----------------    ------------
         Total revenues                                 24,072                     -                       -               24,072
                                                    ---------------        ----------------        ----------------    ------------

Cost of revenues:
     Product                                            12,475                     -                       -               12,475
     Service and other                                   3,700                     -                       -                3,700
                                                    ---------------        ----------------        ----------------    ------------
         Total cost of revenues                         16,175                     -                       -               16,175
                                                    ---------------        ----------------        ----------------    ------------
                                                    ---------------        ----------------        ----------------    ------------
             Gross profit                                7,897                     -                       -                7,897
                                                    ---------------        ----------------        ----------------    ------------
Operating expenses
     Sales and marketing                                10,957                     -                       -               10,957
     General and administrative                          6,383                   478                       -                6,861
     Amortization of intangibles                        21,483                     -                   3,035  (3)          24,518
     IPRD                                               30,800                     -                 (30,800) (4)               -
     Research and development                           12,862                   950                       -               13,812
     Stock compensation expense                         12,765                     -                    (323) (5)          12,442
     Bad debt expene                                     1,174                     -                       -                1,174
     Restructuring reserve                                 427                     -                       -                  427
                                                    ---------------        ----------------        ----------------    ------------
         Loss from operations                          (88,954)               (1,428)                 28,088              (62,294)
     Interest and other income, net                        495                    38                       -                  533
                                                    ---------------        ----------------        ----------------    ------------
         Loss before income taxes                      (88,459)               (1,390)                 28,088              (61,761)
     Provision for income taxes                              -                     -                       -                    -
                                                    ---------------        ----------------        ----------------    ------------
             Net loss                                $ (88,459)            $  (1,390)               $ 28,088             $(61,761)
                                                    ===============        ================        ================    ============

Basic and diluted loss per common share                 ($2.62)                                                            ($1.50)
                                                    ===============                                                    ============
Weighted average common shares outstanding, basic
     and diluted                                        33,795                                                            41,195(11)
                                                    ===============                                                    ============


     The accompanying notes are an integral part of this unaudited pro forma condensed consolidated financial statement.

                                NX NETWORKS INC.
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                                                                                             OPEN PRO
                                                    NXNETWORKS         OPEN              AETHER               FORMA
                                                    HISTORICAL(6)   HISTORICAL(7)      HISTORICAL(8)       ADJUSTMENTS

                                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

Revenues:
  Product                                           $24,505               $9,802               $ -                  $ -
  Service and other                                   6,740                2,577                 -                    -
                                                  -----------    ----------------    ----------------     ---------------
     Total revenues                                  31,245               12,379                 -                    -
                                                  -----------    ----------------    ----------------     ---------------
Cost of revenues:
   Product                                           11,758                7,965                 -                    -
   Service and other                                  4,777                2,059                 -                    -
                                                  -----------    ----------------    ----------------     ---------------
     Total cost of revenues                          16,535               10,024                 -                    -
                                                  -----------    ----------------    ----------------     ---------------
     Gross profit                                    14,710                2,355                 -                    -
                                                  -----------    ----------------    ----------------     ---------------
Operating expenses
   Sales and marketing                                6,468                4,349                 -                    -
   General and administrative                         5,202                4,298             1,730                    -
   Amortization of intangibles                          371                5,593                 -               17,184 (9)
   Research and development                           7,043                3,933             5,928                    -
   Stock compensation expense                        18,778                6,590                 -                    -
   Bad debt expense                                     540                  351                 -                    -
   Restructuring reserve                                900                    -                 -                    -
                                                  ------------    ----------------    ----------------     ---------------
    Loss from operations                            (24,592)             (22,759)           (7,658)             (17,184)
   Interest and other income, net                      (178)                 136               221                    -
                                                  ------------    ----------------    ----------------     ---------------
     Loss before income taxes                       (24,770)             (22,623)           (7,437)             (17,184)
   Provision for income taxes                             -                  (10)                -                    -
                                                  ------------    ----------------    ----------------     ---------------
     Net loss                                       (24,770)             (22,633)           (7,437)             (17,184)
   Dividends and accretion of preferred stock        (1,399)                   -                 -                    -
                                                  ------------    ----------------    ----------------     ---------------
   Net loss attributable to common stockholders    $(26,169)            $(22,633)          $(7,437)            $(17,184)
                                                  ============    ================    ================     ===============
   Basic and diluted loss per common share           ($2.17)
                                                  ============
   Weighted average common shares outstanding,
     basic and diluted                              12,074
                                                  ============


The accompanying notes are an integral part of this unaudited pro forma condensed consolidated financial statement.


                                NX NETWORKS INC.
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999 (Continued)

                                                           AETHER          NXNETWORKS PRO
                                                         PRO FORMA       FORMA COMBINED
                                                        ADJUSTMENTS

                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



Revenues:
  Product                                                     $ -              $34,307
  Service and other                                             -                9,317
                                                    ---------------     ----------------
     Total revenues                                             -               43,624
                                                    ---------------     ----------------
Cost of revenues:
   Product                                                       -               19,723
   Service and other                                             -                6,836
                                                     ---------------     ----------------
     Total cost of revenues                                      -               26,559
                                                     ---------------     ----------------
     Gross profit                                                -               17,065
                                                     ---------------     ----------------
Operating expenses
   Sales and marketing                                           -               10,817
   General and administrative                                    -               11,230
   Amortization of intangibles                              14,016  (3)          37,164
   Research and development                                      -               16,904
   Stock compensation expense                                7,043 (10)          32,411
   Bad debt expense                                              -                  891
   Restructuring reserve                                         -                  900
                                                      ---------------     ----------------
    Loss from operations                                   (21,059)             (93,252)
   Interest and other income, net                                -                  179
                                                      ---------------     ----------------
     Loss before income taxes                              (21,059)             (93,073)
   Provision for income taxes                                    -                  (10)
                                                      ---------------     ----------------
     Net loss                                              (21,059)             (93,083)
   Dividends and accretion of preferred stock                    -               (1,399)
                                                      ---------------     ----------------
   Net loss attributable to common stockholders           $(21,029)            $(94,482)
                                                      ===============     ================
   Basic and diluted loss per common share                                       ($2.69)
                                                                          ================
   Weighted average common shares outstanding,
     basic and diluted



The accompanying notes are an integral part of this unaudited pro forma condensed consolidated financial statement.


                            NOTES TO NX NETWORKS INC.

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000 AND THE YEAR
                            ENDED DECEMBER 31, 1999

 (1) Information obtained from the historical unaudited consolidated statement of operations of Nx Networks.

 (2) Information obtained from the historical unaudited consolidated statement of operations of Aetherworks.

 (3) Reflects the amortization expense of goodwill and intangibles acquired in the merger of Aetherworks by use of the straight-line method over 4 years.

 (4) AetherWorks pro-forma adjustments excludes the one-time in-process research and development charges of $30.8 million in connection with the AetherWorks acquisition.

 (5) Reflects a reduction in amortization of stock compensation expense for immediately vested options issued to Aetherworks employees.

 (6) Information obtained from the historical consolidated statement of operation of Nx Networks which includes OpenRoute from the date of acquisition, December 22, 1999.

 (7) Information obtained from the historical unaudited consolidated statement of operations of OpenROUTE from January 1, 1999 through the date of acquisition, December 22, 1999.

 (8) Information obtained from the historical statement of operations of AetherWorks for the year ended September 30, 1999 less the historical unaudited statement of operations of AetherWorks for the three months ended December 31, 1998 plus the historical statement of operations of AetherWorks for the three months ended December 31, 1999.

 (9) Reflects the amortization expense of the excess of cost over historical net assets acquired in the merger of OpenROUTE by use of the straight-line method over 4 years.

(10) Reflects the amortization of $15.8 million of compensation expense for the assumed intrinsic value of stock options granted to AetherWorks' employees immediately subsequent to closing to acquire 1,000,000 shares of Nx Networks common stock at an exercise price of $6.81 per share plus an immediate charge of $0.3 million. The compensation expense will be recognized over the options vesting period generally two to three years. The compensation expense reflected does not include the effects of the future issuance of options to acquire an additional 1,311,000 shares to the employees of Nx Networks who had been AetherWorks employees. In addition, the compensation expense does not reflect the repricing of the options negotiated in November 2000.

                              PLAN OF DISTRIBUTION

         The common stock may be offered and sold from time to time by one or more of the selling security holders, or by their pledgees, donees, transferees or other successors in interest. No selling security holder is required to offer or sell any of his common stock. Sales may be made in one or more transactions on the Nasdaq Stock Market or in negotiated transactions, or both. The selling security holders may sell at marker prices at the time of sale, at prices related to the market price or negotiated prices. The selling security holders may sell shares to or through broker-dealers, and the broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares. The selling security holders and any broker-dealers that participate in the sale of the common stock offered hereby may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act and any commissions and any profit on the resale of the shares they receive may be deemed to be underwriting discounts and commissions under the Securities Act. We have agreed to indemnify the selling security holders against some liabilities, including under the Securities Act.

         All proceeds from the sale of the common stock will be paid directly to the selling security holders and will not be deposited in an escrow, trust or other similar arrangement. We will not receive any of the proceeds from the sales of the common stock by the selling security holders. However, we will receive proceeds from the exercise of the warrants, and these proceeds will be approximately $362,000 if all of the warrants are issued.

         We will pay the legal, accounting and other fees and expenses related to the offer and sale of the common stock contemplated by this prospectus, excluding commissions charged by any broker or dealer acting on behalf of a selling security holder. We estimate the fees and expenses will be $25,000.

                                  LEGAL MATTERS

         The validity of the common stock offered by this prospectus will be passed upon for us by Kelley Drye & Warren LLP.

                                     EXPERTS

         The consolidated financial statements and schedule of Nx Networks, Inc. and its subsidiaries as of December 31, 1998 and 1999 and for each of the three years in the period ended December 31, 1999 incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports.

         The consolidated financial statements of OpenRoute Networks, Inc. and its subsidiaries as of and for the year ended December 31, 1998 incorporated by reference in the registration statement have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the period set forth in their report (which contains an explanatory paragraph regarding the Company's ability to continue as a going concern) and are incorporated by reference in reliance upon such report having been given upon the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements and schedule of OpenRoute Networks, Inc. and its subsidiaries as of December 31, 1996 and 1997, and for each year in the two year period ended December 31, 1997, (except as to the segment information for the years ended December 31, 1996 and 1997 presented in

Note 8), have been included herein and in the registration statement in reliance upon the report of PricewaterhouseCoopers, LLP, independent certified public accountants appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing. The financial statements as of December 31, 1996 and 1997, and for the two years ended December 31, 1997, included in this prospectus and elsewhere in the registration statement have been audited by PricewaterhouseCoopers, LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

         The financial statements of AetherWorks Corporation at September 30, 1999 and 1998, and for the years then ended and the period from February 24, 1993 (inception) to September 30, 1999, incorporated by reference in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as indicated in their reports with respect thereto, and are incorporated by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

No dealer,  sales  person or other person has
been authorized to give any information or to
make any representation not contained in this
prospectus,  and,  if  given  or  made,  that           Nx NETWORKS, INC.
information  or  representation  must  not be
relied upon as having been  authorized by us.
This  prospectus does not constitute an offer
to sell or a solicitation  of an offer to buy               7,317,022
any of the securities in any  jurisdiction to               Shares of
any person to whom it is  unlawful to make an             Common Stock
offer.   Neither   the   delivery   of   this
prospectus nor any sale made pursuant to this
prospectus  shall,  under any  circumstances,
create any implication that there has been no            --------------
change in our affairs  since the date of this
prospectus or that the information  contained
in this  prospectus is correct as of any time
subsequent to its date.                                    PROSPECTUS

         ----------------

                                                          -------------

              TABLE OF CONTENTS


                                         Page


Summary.....................................2
Risk Factors................................2
Recent Developments ........................9
Where You Can Find More Information........12
Special Note Regarding Forward Looking                  January __, 2001
Statements.................................13
Use of Proceeds............................13
Selling Security Holders...................14
Selected Consolidated Financial Data.......19
Unaudited Pro Forma Condensed
Consolidated Financial Statements..........20
Plan of Distribution.......................25
Legal Matters..............................25
Experts....................................25

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the estimated expenses to be incurred in connection with the distribution of the securities being registered. We will pay the expenses.




                Type or Nature of Expense                 Amount To Be Paid
                -------------------------                 -----------------

SEC registration fee................................            $[____]
Accounting fees and expenses........................            15,000*
Legal fees and expenses.............................             5,000*
Miscellaneous.......................................            10,000*
                                                              ---------
          Total.....................................             $XXXX*
                                                              =========
* Estimated

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Section 145 of the Delaware General Corporation Law (the "DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with that action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify any person under
Section 145 who was, is or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor, by reason of such fact as provided in the preceding sentence, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of that action or suit, except that no indemnification shall be made in respect of the an action or suit if he did not act in good faith and in a manner he reasonably believed to be in or not opposed to our best interests and unless, and then only to the extent that, a court of competent jurisdiction shall determine upon application that he is fairly and reasonably entitled to indemnity for those expenses as the court shall deem proper. A Delaware corporation must indemnify any person who was successful on the merits or otherwise in defense of any action, suit or proceeding or in defense of any claim, issue or matter in any proceeding, by reason of such fact as provided in the preceding two sentences against expenses (including attorneys' fees) actually and reasonably incurred by him in connection the indemnified claim. A Delaware corporation may pay for the expenses (including attorneys' fees) incurred by an officer or director in defending a proceeding in advance of the final disposition to repay the amount advances if it shall ultimately be determined that he is not entitled to be indemnified by the corporation.

         Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director shall not be personally liable to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders;, (ii) for any acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases; or (iv) for any transaction from which the director derived an improper personal benefit. The DGCL permits the purchase of insurance on behalf of directors and officers against any liability asserted against directors and officers and incurred by them in their capacity as an officer or director, or arising out of their status as an officer or director, whether or not the corporation would have the power to indemnify directors and officers against that liability. We have acquired officers' and directors' liability insurance of $1 million for members of our Board of Directors and executive officers.

         At present, there is no pending litigation or other proceeding involving any of our directors or officers for which indemnification is being sought, and we are not aware of any threatened litigation that may result in claims for indemnification by any officer or director.

         Article Eighth of our certificate of incorporation provides that we will indemnify all persons we are permitted to indemnify under the Delaware General Corporation Law, and that this indemnification will be to the fullest extent permitted the Delaware General Corporation Law.

ITEM 16.  EXHIBITS

Exhibit
Number               Description
-------              -----------

2.1 Agreement and Plan of Merger, dated September 30, 1999, between Netrix Corporation and OpenROUTE Networks, Inc. (incorporated by reference to Exhibit 4.2 to our quarterly report on Form 10-Q filed on August 16, 1999).

2.2 Amendment to Agreement and Plan of Merger between Netrix Corporation and OpenROUTE Networks, Inc., dated November 9, 1999 (incorporated by reference to our registration statement on Form S-4 filed on November 19, 1999).

2.3 Agreement and Plan of Merger, dated December 31, 1999 among Netrix Corporation, Nx1 Acquisition Corp. and AetherWorks Corporation (incorporated by reference to Exhibit 2.1 to our current report on Form 8-K filed on January 14, 2000).

3.1 Amended and Restated Certificate of Incorporation of Netrix Corporation (incorporated by reference to Exhibit 3.1 to our registration of Form S-1 filed on September 18, 1992, as amended, File No. 33-50464 (the "l992 S-1")).

3.2 Amendment to Certificate of Incorporation of Netrix Corporation dated August 26, 1999 (incorporated by reference to Exhibit 4.8 to our registration statement on Form S-3, filed on June 18, 1999, as amended, File No. 333-81109 (the "1999 S-3")).

3.3 Certificate of Merger between Netrix Corporation and OpenROUTE Networks, Inc. (incorporated by reference to our annual report on Form 10-K for the year ended December 31,
                     1999).

3.4* Amendment to Certificate of Incorporation of Netrix Corporation dated September 13, 2000.

4.1*                 Specimen certificate of common stock of Nx Networks, Inc.

4.2* Certificate of designations for the form of Series B 8% convertible preferred stock.

Exhibit
Number               Description
-------              -----------

4.3*                 Form of Warrant.

5.1* Opinion of Kelley Drye & Warren LLP regarding the validity of the securities being registered.

10.1* Employment Agreement dated December 29, 2000 between Nx Networks, Inc. and John DuBois.

10.2* Severance Agreement dated November 8, 2000 between Nx Networks, Inc. and Steven T. Francesco, as amended.

10.3                 Employment Agreement between Netrix Corporation and Steven
                     T. Francesco, dated March 22, 1999 (incorporated by reference to Exhibit 10.5 to our quarterly report on Form l0-Q, filed on November 15, 1999).

10.4                 Employment Agreement between Netrix Corporation and Peter
                     J. Kendrick, dated August 2, 1999 (incorporated by reference to Exhibit 10.6 to our quarterly report on Form 10-Q, filed on November 15, 1999).

10.5 Employment Agreement between Nx Networks Corporation and Gregory C. McNulty, dated January 4, 2000 (incorporated by reference to Exhibit 10.23 to our annual report on Form 10-K for the year ended December 31, 1999).

10.6* Employment Agreement dated March 8, 2000 between Nx Networks, Inc. and Jay R. Schifferli.

10.7* Employment Agreement dated December 29, 2000 between Nx Networks, Inc. and Jonathan Sachs, together with note and pledge agreement.

10.8 Form of Retention Agreement with Executive Officers of Netrix Corporation (incorporated by reference to Exhibit
                     10.7 to our quarterly report on Form l0-Q, as amended, filed on November 15, 1999).

10.9* Consulting Agreement, dated December 29, 2000 between Nx Networks, Inc. and Keir Kleinknecht.

10.10* Consulting Agreement, dated December 29, 2000 between Nx Networks, Inc. and Doug Mello.

10.11 1999 Long Term Incentive Plan of Netrix Corporation, as amended (incorporated by reference to Exhibit 10.9 to our quarterly report on Form 10-Q filed on November 15, 1999).

10.12 Amended and Restated Incentive Stock Option plan of Netrix Corporation, as amended (incorporated by reference to Exhibit 10.1 to our annual report on Form 10-K for the year ended December 31, 1995).

Exhibit
Number               Description
-------              -----------

10.13 1992 Employee Stock Purchase Plan of Netrix Corporation (incorporated by reference to Exhibit 10.2 to our annual report on Form 10-K for the year ended December 31, 1995).

10.14 1992 Directors Stock Option Plan of Netrix Corporation (incorporated by reference to Exhibit 10.3 to our annual report on Form 10-K for the year ended December 31, 1995).

10.15 1996 Stock Option Plan of Netrix Corporation (incorporated by reference to Exhibit 10.4 to our annual report on Form 10-K for the year ended December 31, 1995).

10.16*               Amended and Restated 1997 Stock Option Plan of AetherWorks
                     Corporation.

10.17                1991 Restated Stock Option Plan of OpenROUTE Networks, Inc.
                     (filed as Exhibit 19.1 to OpenROUTE's quarterly report on Form 10-Q for the quarter ended June 27, 1992).

10.18 1988 Nonqualified Stock Option Plan of OpenROUTE Networks, Inc. (filed as Exhibit 10.7 to OpenROUTE's registration statement on Form S-1).

10.19                1991 Restated Stock Option Plan of OpenROUTE Networks, Inc.
                     (filed as Exhibit 19.1 to OpenROUTE's quarterly report on Form 10-Q for the quarter ended June 27, 1992).

10.20 Restated Employee Stock Award Plan of OpenROUTE Networks, Inc. (filed as Exhibit 10.8 to OpenROUTE's registration statement on Form S-1).

10.21* Settlement Agreement and Release dated December 29, 2000 by and among Nx Networks and certain of the former owners of AetherWorks Corporation

10.22 Office lease, dated July 1998, by and between Netrix Corporation and Bedminster Capital Funding LLC (incorporated by reference to Exhibit 10.15 to our amended quarterly report on Form 10-Q filed December 21, 1999).

10.23 Office Sublease, dated September 30, 1999, by and between Netrix Corporation and Scoreboard, Inc. (incorporated by reference to Exhibit 10.14 to our quarterly report on Form l0-Q, filed on November 15, 1999).

10.24 Lease Agreement, dated December 19, 1994, by and between OpenROUTE Networks, Inc. and WCB Twenty Limited Partnership (filed as Exhibit 10.31 to OpenROUTE's annual report on Form 10-K for the year ended December 31, 1994).

10.25 Amendment to Lease Agreement, dated December 19, 1994, by and between OpenROUTE Networks, Inc. and WCB Twenty Limited Partnership, dated May 23, 1997 (filed as Exhibit 10.18 to OpenROUTE's annual report on Form 10-K for the fiscal year ended December 31, 1997).

10.26* Amendment to Lease Agreement, dated December 19, 1994, by and between OpenROUTE Networks, Inc. and WCB Twenty Limited Partnership, dated June, 2000.

Exhibit
Number               Description
-------              -----------

10.27 Lease Agreement dated May 18, 2000 between Water Tower Campbell LLC and Netrix Corporation (incorporated by reference to Exhibit 10.1 to our quarterly report on Form l0-Q, filed on August 15, 2000).

10.28 Software License Agreement, dated January 1, 1990, by and between OpenROUTE Networks, Inc. and Noel Chiappa (filed as
                     Exhibit 10.5 to OpenROUTE's registration statement on Form S-1).

10.29 Manufacturing Agreement, dated September, 1999, by and between Netrix Corporation and SMT Centre S.F. Inc. (incorporated by reference to Exhibit 10.8 to our quarterly report on Form 10-Q, as amended, filed on November 15,
                     1999).

10.30* Master Manufacturing and Purchase Agreement, dated August 1, 1998, by and between OpenROUTE Networks, Inc., and U.S. Assemblies New England.

23.1                 Consent of Arthur Andersen LLP.

23.2                 Consent of BDO Seidman, LLP.

23.3                 Consent of PricewaterhouseCoopers, LLP.

23.4                 Consent of Ernst & Young LLP.

23.5 Consent of Kelley Drye & Warren LLP (included in the opinion filed as Exhibit 5.1 to this registration statement).

24                   Power of Attorney (included in signature page).

* To be filed by amendment.

ITEM 17.  UNDERTAKINGS

         The undersigned registrant hereby undertakes:

         A. To file, during any period in which offers or sales are being made, a post-effective amendment of this registration statement:

                  (i)      To include any prospectus required by Section 10(a)
                           (3) of the Securities Act of 1933.
                  (ii) To include in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.
                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         B. That, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         C. To remove from registration by means of post-effective amendment any of the securities registered which remain unsold at the termination of the offering.

         D. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to any charter provisions, by-laws, contract, arrangements, statute or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         E. Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, as amended, Netrix Corporation hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that Section.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, as amended, Nx Networks, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and authorizes this registration statement to be signed on its behalf by the undersigned, in the City of Herndon, State of Virginia, on January 16, 2001.

                                           Nx NETWORKS, INC.

                                       By:  /s/ John Dubois
                                           ----------------------
                                            John Dubois
                                            Chief Executive Officer

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each individual whose signature appears below hereby constitutes and appoints John DuBois and Peter J. Kendrick, and each of them, his true and lawful agent, proxy and attorney-in-fact, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to (i) act on, sign and file with the Securities and Exchange commission any and all amendments (including post-effective amendments) to this Registration Statement together with all schedules and exhibits thereto, (ii) act on, sign and file such certificates, instruments, agreements and other documents as may be necessary or appropriate in connection therewith, (iii) act on and file any supplement to any prospectus included in this registration Statement or any such amendment, and (iv) take any and all actions which may be necessary or appropriate in connection therewith, granting unto such agents, proxies and attorneys-in-fact, and each of them, full power and authority to do and perform each and every act and thing necessary or appropriate to be done, as fully for all intents and purposes as he might or could do in person, hereby approving, ratifying and confirming all that such agents, proxies and attorneys-in-fact, any of them or any of his or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

         In accordance with the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.


                Signature                                         Title                                Date
                ---------                                         -----                                ----

                                                        Chief Executive Officer;
 /s/ John DuBois                                      (Principal Executive Officer)            January 17, 2001
------------------------------------
John DuBois

                                              Vice President-Finance and Administration and
/s/ Peter J. Kendrick                       Chief Financial Officer (Principal Financial and   January 17, 2001
------------------------------------                       Accounting Officer
Peter J. Kendrick

/s/ Steven T. Francesco                            Chairman of the Board and Director          January 17, 2001
------------------------------------
Steven T. Francesco

/s/ John Faccibene                                              Director                       January 17, 2001
------------------------------------
John Faccibene

/s/ Douglas J. Mello                                            Director                       January 17, 2001
------------------------------------
Douglas J. Mello



/s/ Richard Yalen                                               Director                       January 17, 2001
------------------------------------
Richard Yalen

/s/ Thomas Liebermann                                           Director                       January 17, 2001
------------------------------------
Thomas Liebermann

/s/ Robert Glorioso                                             Director                       January 17, 2001
------------------------------------
Robert Glorioso


     ITEM 27. EXHIBITS

(a) The exhibits listed below have been filed as part of this registration statement.

Exhibit
Number               Description
-------              -----------

2.1 Agreement and Plan of Merger, dated September 30, 1999, between Netrix Corporation and OpenROUTE Networks, Inc. (incorporated by reference to Exhibit 4.2 to our quarterly report on Form 10-Q filed on August 16, 1999).

2.2 Amendment to Agreement and Plan of Merger between Netrix Corporation and OpenROUTE Networks, Inc., dated November 9, 1999 (incorporated by reference to our registration statement on Form S-4 filed on November 19, 1999).

2.3 Agreement and Plan of Merger, dated December 31, 1999 among Netrix Corporation, Nx1 Acquisition Corp. and AetherWorks Corporation (incorporated by reference to Exhibit 2.1 to our current report on Form 8-K filed on January 14, 2000).

3.1 Amended and Restated Certificate of Incorporation of Netrix Corporation (incorporated by reference to Exhibit 3.1 to our registration of Form S-1 filed on September 18, 1992, as amended, File No. 33-50464 (the "l992 S-1")).

3.2 Amendment to Certificate of Incorporation of Netrix Corporation dated August 26, 1999 (incorporated by reference to Exhibit 4.8 to our registration statement on Form S-3, filed on June 18, 1999, as amended, File No. 333-81109 (the "1999 S-3")).

3.3 Certificate of Merger between Netrix Corporation and OpenROUTE Networks, Inc. (incorporated by reference to our annual report on Form 10-K for the year ended December 31,
                     1999).

3.4* Amendment to Certificate of Incorporation of Netrix Corporation dated September 13, 2000.

4.1*                 Specimen certificate of common stock of Nx Networks, Inc.

4.2* Certificate of designations for the form of Series B 8% convertible preferred stock.

4.3*                 Form of Warrant.

5.1* Opinion of Kelley Drye & Warren LLP regarding the validity of the securities being registered.

10.1* Employment Agreement dated December 29, 2000 between Nx Networks, Inc. and John DuBois.

10.2* Severance Agreement dated November 8, 2000 between Nx Networks, Inc. and Steven T. Francesco, as amended.

10.3                 Employment Agreement between Netrix Corporation and Steven
                     T. Francesco, dated March 22, 1999 (incorporated by reference to Exhibit 10.5 to our quarterly report on Form l0-Q, filed on November 15, 1999).

Exhibit
Number               Description
-------              -----------

10.4                 Employment Agreement between Netrix Corporation and Peter
                     J. Kendrick, dated August 2, 1999 (incorporated by reference to Exhibit 10.6 to our quarterly report on Form 10-Q, filed on November 15, 1999).

10.5 Employment Agreement between Nx Networks Corporation and Gregory C. McNulty, dated January 4, 2000 (incorporated by reference to Exhibit 10.23 to our annual report on Form 10-K for the year ended December 31, 1999).

10.6* Employment Agreement dated March 8, 2000 between Nx Networks, Inc. and Jay R. Schifferli.

10.7* Employment Agreement dated December 29, 2000 between Nx Networks, Inc. and Jonathan Sachs, together with note and pledge agreement.

10.8 Form of Retention Agreement with Executive Officers of Netrix Corporation (incorporated by reference to Exhibit
                     10.7 to our quarterly report on Form l0-Q, as amended, filed on November 15, 1999).

10.9* Consulting Agreement, dated December 29, 2000 between Nx Networks, Inc. and Keir Kleinknecht.

10.10* Consulting Agreement, dated December 29, 2000 between Nx Networks, Inc. and Doug Mello.

10.11 1999 Long Term Incentive Plan of Netrix Corporation, as amended (incorporated by reference to Exhibit 10.9 to our quarterly report on Form 10-Q filed on November 15, 1999).

10.12 Amended and Restated Incentive Stock Option plan of Netrix Corporation, as amended (incorporated by reference to Exhibit 10.1 to our annual report on Form 10-K for the year ended December 31, 1995).

10.13 1992 Employee Stock Purchase Plan of Netrix Corporation (incorporated by reference to Exhibit 10.2 to our annual report on Form 10-K for the year ended December 31, 1995).

10.14 1992 Directors Stock Option Plan of Netrix Corporation (incorporated by reference to Exhibit 10.3 to our annual report on Form 10-K for the year ended December 31, 1995).

10.15 1996 Stock Option Plan of Netrix Corporation (incorporated by reference to Exhibit 10.4 to our annual report on Form 10-K for the year ended December 31, 1995).

10.16*               Amended and Restated 1997 Stock Option Plan of AetherWorks
                     Corporation.

10.17                1991 Restated Stock Option Plan of OpenROUTE Networks, Inc.
                     (filed as Exhibit 19.1 to OpenROUTE's quarterly report on Form 10-Q for the quarter ended June 27, 1992).

Exhibit
Number               Description
-------              -----------

10.18 1988 Nonqualified Stock Option Plan of OpenROUTE Networks, Inc. (filed as Exhibit 10.7 to OpenROUTE's registration statement on Form S-1).

10.19                1991 Restated Stock Option Plan of OpenROUTE Networks, Inc.
                     (filed as Exhibit 19.1 to OpenROUTE's quarterly report on Form 10-Q for the quarter ended June 27, 1992).

10.20 Restated Employee Stock Award Plan of OpenROUTE Networks, Inc. (filed as Exhibit 10.8 to OpenROUTE's registration statement on Form S-1).

10.21* Settlement Agreement and Release dated December 29, 2000 by and among Nx Networks and certain of the former owners of AetherWorks Corporation

10.22 Office lease, dated July 1998, by and between Netrix Corporation and Bedminster Capital Funding LLC (incorporated by reference to Exhibit 10.15 to our amended quarterly report on Form 10-Q filed December 21, 1999).

10.23 Office Sublease, dated September 30, 1999, by and between Netrix Corporation and Scoreboard, Inc. (incorporated by reference to Exhibit 10.14 to our quarterly report on Form l0-Q, filed on November 15, 1999).

10.24 Lease Agreement, dated December 19, 1994, by and between OpenROUTE Networks, Inc. and WCB Twenty Limited Partnership (filed as Exhibit 10.31 to OpenROUTE's annual report on Form 10-K for the year ended December 31, 1994).

10.25 Amendment to Lease Agreement, dated December 19, 1994, by and between OpenROUTE Networks, Inc. and WCB Twenty Limited Partnership, dated May 23, 1997 (filed as Exhibit 10.18 to OpenROUTE's annual report on Form 10-K for the fiscal year ended December 31, 1997).

10.26* Amendment to Lease Agreement, dated December 19, 1994, by and between OpenROUTE Networks, Inc. and WCB Twenty Limited Partnership, dated June, 2000.

10.27 Lease Agreement dated May 18, 2000 between Water Tower Campbell LLC and Netrix Corporation (incorporated by reference to Exhibit 10.1 to our quarterly report on Form l0-Q, filed on August 15, 2000).

10.28 Software License Agreement, dated January 1, 1990, by and between OpenROUTE Networks, Inc. and Noel Chiappa (filed as
                     Exhibit 10.5 to OpenROUTE's registration statement on Form S-1).

10.29 Manufacturing Agreement, dated September, 1999, by and between Netrix Corporation and SMT Centre S.F. Inc. (incorporated by reference to Exhibit 10.8 to our quarterly report on Form 10-Q, as amended, filed on November 15,
                     1999).

10.30* Master Manufacturing and Purchase Agreement, dated August 1, 1998, by and between OpenROUTE Networks, Inc., and U.S. Assemblies New England.

23.1                 Consent of Arthur Andersen LLP.

Exhibit
Number               Description
-------              -----------

23.2                 Consent of BDO Seidman, LLP.

23.3                 Consent of PricewaterhouseCoopers, LLP.

23.4                 Consent of Ernst & Young LLP.

23.5 Consent of Kelley Drye & Warren LLP (included in the opinion filed as Exhibit 5.1 to this registration statement).

24                   Power of Attorney (included in signature page).

* To be filed by amendment.